

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2012

Via Email
Thomas E. O'Hern
Senior Executive Vice President and Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard
Suite 700
Santa Monica, California 90401

Re: **The Macerich Company**
        Form 10-K
        Filed February 24, 2012
        File No. 001-12504

Dear Mr. O'Hern:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief